Exhibit 99.5

RESTRICTIONS ON SALE AGREEMENT

This RESTRICTIONS ON SALE AGREEMENT (this “Agreement”) is made and entered into on September 16, 2019, by and between:

(1)                                 (a) Wenjie XIAO, an individual holding the PRC identity card numbered [ID number], who is the Chief Executive Officer of LexinFintech Holdings Ltd. (乐信控股有限公司) (the “Company”) and the Chairman of the Company’s board of directors on the date hereof, and (b) Yi WU, an individual holding the PRC identity card numbered [ID number], who is the President of the Company on the date hereof (each a “Key Person” and together the “Key Persons”); and

(2)                                 PAGAC Lemongrass Holding I Limited, a Cayman Islands exempted company (the “Purchaser”).

Reference is made to the Convertible Note Purchase Agreement dated September 11, 2019 between the Company and the Purchaser (the “NPA”) and one or more Convertible Senior Notes issued pursuant to the NPA (the “Notes”).  Capitalized terms used but not defined herein have the meanings given in the NPA or the Notes.

To induce the Purchaser to enter into the NPA and in consideration of the Purchaser’s subscription for the Notes on and subject to the terms and conditions of the NPA, the parties hereto, intending to be legally bound, agree as follows:

Section 1               Restrictions on Sale.  The Key Persons hereby agree and undertake, jointly and severally, that for so long as the Purchaser (collectively with its Affiliates) beneficially owns Notes and/or Conversion Securities that represent no less than 20% of the Notes and/or Conversion Securities owned by the Purchaser immediately after the Closing (in each case on an as-converted basis and as appropriately adjusted to reflect any share split, share dividend, consolidation, reclassification, recapitalization or similar event affecting the Conversion Securities):

(a)           at any time during the period of 18 months immediately after the Closing Date, the Key Persons shall not (A) directly or indirectly, offer, sell, contract to sell, pledge, encumber, assign, gift, lend, grant or purchase any option, right or warrant for the sale of, or otherwise transfer or dispose of, or enter into any swap or any other agreement or transaction that transfers the economic consequence of ownership of (each a “Transfer”) any Securities beneficially owned by them, if such Transfer would result in the aggregate number of Securities beneficially owned by them (together with all transferees in all Exempted Transfers) on an as-converted basis being less than 85,000,000 Ordinary Shares (as appropriately adjusted to reflect any share split, share dividend, consolidation, reclassification, recapitalization or similar event affecting the Ordinary Shares), or (B) publicly announce the intention of any Key Person to enter into or effect any Transfer referred to in item (A) above, in each case except with the prior written consent of the Purchaser;

(b)           at any time during the period of 48 months immediately after the Closing Date, the Key Persons shall not (A) directly or indirectly, Transfer any Securities beneficially owned by them, if such Transfer would result in the aggregate number of Securities beneficially owned by them (together with all transferees in all Exempted Transfers) on an as-converted basis being less than 53,000,000 Ordinary Shares (as appropriately adjusted to reflect any share split, share dividend, consolidation, reclassification, recapitalization or similar event affecting the Ordinary Shares), or (B) publicly announce the intention of any Key Person to enter into or effect any Transfer referred to in item (A) above, in each case except with the prior written consent of the Purchaser; and

(c)           for a period of 48 months immediately after the Closing Date, the Key Persons shall not, except with the prior written consent of the Purchaser, Transfer more than an aggregate of 21,000,000 Ordinary Shares (as appropriately adjusted to reflect any share split, share dividend, consolidation, reclassification, recapitalization or similar event affecting the Ordinary Shares) for consideration per Ordinary Share that is lower than US$7.00; provided that (i) nothing in this paragraph shall restrict any Exempted Transfer, and (ii) any further Transfer of Securities by the transferee in any such Exempted Transfer shall be deemed as a Transfer by the Key Persons subject to this paragraph (c) including the foregoing proviso.

As used herein, “Exempted Transfer” means any Transfer of Securities (A) for any Key Person’s bona fide estate planning purposes (e.g., transfer to a trust), or through will or intestacy, or (B) to any Person beneficially owned and controlled by any Key Person.  For the avoidance of doubt, nothing in this Agreement shall restrict any Transfer between the Key Persons or their controlled entities so long as such Transfer does not reduce the aggregate number of Securities beneficially owned by the Key Persons.

Section 2               Remedies.  Each Key Person hereby further agrees and undertakes that in the event that (i) such Key Person is in violation of any of its agreements or undertakings set forth in Section 1, (ii) the Purchaser has delivered a written notice to such Key Person, which notice specifies the violation and demands cessation of such violation, and (iii) if such violation is capable of being cured, such Key Person fails to cure the violation within thirty (30) days, then such Key Person shall, upon the request of the Purchaser and without prejudice to any rights, claims, actions, causes of action or remedies of the Purchaser against such Key Person, purchase or cause to be purchased 100% of the Notes and the Conversion Securities owned by the Purchaser at the time of such breach, at an aggregate price (the “Tag Price”) equal to (i) the average consideration per Security received by the relevant Key Person in the transaction or series of transactions resulting in such breach, multiplied by (ii) the aggregate number of Conversion Securities owned by the Purchaser or convertible from the Notes owned by the Purchaser; provided that the Tag Price shall in no event be lower than (1) US$14.00 multiplied by (2) the aggregate number of Conversion Securities owned by the Purchaser or convertible from the Notes owned by the Purchaser, as if a Make-Whole Fundamental Change (with the Effective Date being the date of such breach and the ADS Price being US$14.00) had occurred and such conversion had been effected in connection with such Make-Whole Fundamental Change.

Section 3               Termination.  This Agreement shall lapse and automatically be terminated on the earlier of (i) the fourth anniversary of the date hereof and (ii) the date on which the Purchaser (collectively with its Affiliates) ceases to beneficially own Notes and/or Conversion Securities that represent no less than 20% of the Notes and/or Conversion Securities owned by the Purchaser immediately after the Closing (in each case on an as-converted basis and as appropriately adjusted to reflect any share split, share dividend, consolidation, reclassification, recapitalization or similar event affecting the Conversion Securities), except that the provisions of this Section 3 and Section 4 shall remain in full force and effect; provided that nothing herein shall relieve any party hereto from liability for any breach of this Agreement that occurred prior to the termination of this Agreement.

Section 4               Other Provisions.  The parties hereto agree that Sections 7.4, 7.5, 7.6, 7.8, 7.9, 7.11 and 7.12 of the NPA shall apply mutatis mutandis with respect to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

/s/ Wenjie Xiao
Name: Wenjie XIAO

/s/ Yi Wu
Name: Yi WU

PAGAC Lemongrass Holding I Limited

By:	/s/ David Jaemin Kim
Name: David Jaemin Kim
Title: Authorized Signatory

[Signature Page to Restrictions on Sale Agreement]